                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
     ACT OF 1934

     For the fiscal year ended December 31, 1994

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from             to

     COMMISSION FILE NUMBER: 1-8247

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        Manville Corporation
        717 17th Street
        Denver, Colorado 80202

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

June 29, 1995

                                          SCHULLER INTERNATIONAL HOURLY
                                          EMPLOYEES THRIFT PLAN

                                          By: /s/ Ann J. Henley

                                          --------------------------------------
                                                  Ann J. Henley
                                                  Director, Benefits

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN

                            ------------------------

                    REPORT ON AUDIT OF FINANCIAL STATEMENTS
        AS OF DECEMBER 31, 1994 AND 1993 AND FOR EACH OF THE THREE YEARS
                     IN THE PERIOD ENDED DECEMBER 31, 1994

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN

                         INDEX TO FINANCIAL STATEMENTS

                            ------------------------

                                                                                        PAGES
                                                                                        ----
Report of Independent Accountants.....................................................     2

Financial Statements:

  Statements of Net Assets Available for Benefits with Fund Information at
     December 31, 1994 and 1993.......................................................   3-4

  Statements of Changes in Net Assets Available for Benefits with Fund Information
     for Each of the Three Years in the Period Ended December 31, 1994................   5-8

  Notes to Financial Statements.......................................................  9-14

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Compensation Committee
  of the Board of Directors of Manville Corporation:

     We have audited the accompanying statements of net assets available for benefits of the Schuller International Hourly Employees Thrift Plan as of December 31, 1994 and 1993 and the statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Schuller International Hourly Employees Thrift Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          COOPERS & LYBRAND

Denver, Colorado
June 23, 1995

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           DECEMBER 31, 1994 AND 1993

                                      FIDELITY
                                     RETIREMENT    FIDELITY
                                     GOVERNMENT    MANAGED      FIDELITY    FIDELITY     FIDELITY   FIDELITY   FIDELITY
                                       MONEY        INCOME       ASSET     DISCIPLINED    VALUE     MAGELLAN      OTC
                1994                   MARKET    PORTFOLIO II   MANAGER    EQUITY FUND     FUND       FUND     PORTFOLIO
- ------------------------------------ ----------  ------------  ----------  -----------   --------  ----------  ---------
               ASSETS
Investments (Notes 3, 4 and 5):
 Commingled funds, at market value:
   Fidelity Retirement Government
     Money Market (cost $694,450)...  $694,450
   Managed Income Portfolio II
     (cost $630,064)................               $630,064
   Fidelity Asset Manager
     (cost $1,038,388)..............                           $  990,462
   Fidelity Disciplined Equity
     (cost $901,725)................                                        $ 898,593
   Fidelity Value Fund
     (cost $446,119)................                                                     $431,552
   Fidelity Magellan Fund
     (cost $1,777,784)..............                                                               $1,760,584
   Fidelity OTC Portfolio
     (cost $223,007)................                                                                           $227,177
   Fidelity International Growth &
     Income Fund (cost $392,356)....
 RVW Stock Pool (cost $6,347).......
 Loans to Plan members, at cost.....
Due from associated funds...........     1,340        1,735         2,311       1,849       1,482       3,890       481
Contributions receivable:
 Plan members.......................    16,460       13,397        27,941      21,322      11,402      47,859     6,478
 Company............................     2,420        1,830         3,281       2,603       1,311       5,935       865
Cash and accrued income receivable
 (Note 3)...........................
                                      --------     --------    ----------   ---------    --------  ----------  --------
       Total assets.................   714,670      647,026     1,023,995     924,367     445,747   1,818,268   235,001

            LIABILITIES
Payable to associated funds.........
                                      --------     --------    ----------   ---------    --------  ----------  --------
Net assets available for benefits...  $714,670     $647,026    $1,023,995   $ 924,367    $445,747  $1,818,268  $235,001
                                      ========     ========    ==========   =========    ========  ==========  ========


                                        FIDELITY
                                      INTERNATIONAL   RVW
                                        GROWTH &     STOCK     LOAN     COMBINED
                1994                   INCOME FUND    POOL   ACCOUNT     TOTAL
- ------------------------------------  -------------  ------  --------  ----------
               ASSETS
Investments (Notes 3, 4 and 5):
 Commingled funds, at market value:
   Fidelity Retirement Government
     Money Market (cost $694,450)...                                   $  694,450
   Managed Income Portfolio II
     (cost $630,064)................                                      630,064
   Fidelity Asset Manager
     (cost $1,038,388)..............                                      990,462
   Fidelity Disciplined Equity
     (cost $901,725)................                                      898,593
   Fidelity Value Fund
     (cost $446,119)................                                      431,552
   Fidelity Magellan Fund
     (cost $1,777,784)..............                                    1,760,584
   Fidelity OTC Portfolio
     (cost $223,007)................                                      227,177
   Fidelity International Growth &
     Income Fund (cost $392,356)....    $ 370,156                         370,156
 RVW Stock Pool (cost $6,347).......                 $7,117                 7,117
 Loans to Plan members, at cost.....                         $322,726     322,726
Due from associated funds...........          828                          13,916
Contributions receivable:
 Plan members.......................       12,732                         157,591
 Company............................        1,908                          20,153
Cash and accrued income receivable
 (Note 3)...........................                            1,954       1,954
                                        ---------    ------  --------  ----------
       Total assets.................      385,624     7,117   324,680   6,526,495
            LIABILITIES
Payable to associated funds.........                           13,916      13,916
                                        ---------    ------  --------  ----------
Net assets available for benefits...    $ 385,624    $7,117  $310,764  $6,512,579
                                        =========    ======  ========  ==========

   The accompanying notes are an integral part of these financial statements.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           DECEMBER 31, 1994 AND 1993

                               U.S.                   IDS        IDS                    IDS
                            GOVERNMENT     IDS        NEW     BLUE CHIP    ASSET       TRUST        RVW
                            SECURITIES    STOCK    DIMENSIONS ADVANTAGE  ALLOCATION    INCOME      STOCK      LOAN      COMBINED
           1993                FUND        FUND       FUND      FUND        FUND      FUND II       POOL    ACCOUNT      TOTAL
- --------------------------- ----------   --------   --------  ---------   --------  ------------   ------   --------   ----------
          ASSETS
Investments (Notes 3, 4 and
 5):
 Commingled funds, at
   market value:
   U.S. Government
     Securities
     (approximates cost)...  $641,575                                                                                  $  641,575
   IDS Stock (cost
     $528,211).............              $520,110                                                                         520,110
   IDS New Dimensions (cost
     $713,274).............                         $746,024                                                              746,024
   IDS Blue Chip Advantage
     (cost $301,879).......                                   $304,326                                                    304,326
   Asset Allocation (cost
     $446,697).............                                               $453,010                                        453,010
   Income (cost
     $989,966).............                                                          $  988,922                           988,922
 RVW Stock Pool (cost
   $6,783).................                                                                        $8,092                   8,092
 Loans to Plan members, at
   cost (approximates
   market).................                                                                                 $141,651      141,651
Due from associated
 funds.....................       634         543      1,584       344         956        1,921                             5,982
Contributions receivable:
   Plan members............    24,054      21,693     39,100    17,879      18,225       34,319                           155,270
   Company.................     3,258       2,668      3,965     1,994       2,369        4,915                            19,169
Cash and accrued income
 receivable
 (Note 3)..................     1,474                                          173                     71                   1,718
                             --------    --------   --------  --------    --------   ----------    ------   --------   ----------
       Total assets........   670,995     545,014    790,673   324,543     474,733    1,030,077     8,163    141,651    3,985,849
        LIABILITIES
Payable to associated
 funds.....................                                                                                    5,982        5,982
Payable to trustee.........                                                                 430                               430
                             --------    --------   --------  --------    --------   ----------    ------   --------   ----------
       Total liabilities...                                                                 430                5,982        6,412
                             --------    --------   --------  --------    --------   ----------    ------   --------   ----------
Net assets available for
 benefits..................  $670,995    $545,014   $790,673  $324,543    $474,733   $1,029,647    $8,163   $135,669   $3,979,437
                             ========    ========   ========  ========    ========   ==========    ======   ========   ==========

   The accompanying notes are an integral part of these financial statements.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1994

                                                                                                           FIDELITY
                                U.S.                     IDS          IDS                                 RETIREMENT
                             GOVERNMENT      IDS         NEW       BLUE CHIP     ASSET                    GOVERNMENT    MANAGED
                             SECURITIES     STOCK     DIMENSIONS   ADVANTAGE   ALLOCATION     INCOME        MONEY        INCOME
           1994                 FUND        FUND         FUND        FUND         FUND         FUND         MARKET     PORTFOLIO
- ---------------------------  ----------   ---------   ----------   ---------   ----------   -----------   ----------   ----------
Investment Income:
 Dividend income...........               $   4,680                $  1,081                                            $   27,390
 Interest income...........  $   4,898                                                      $   13,790    $  18,918             3
 Net appreciation
   (depreciation) in fair
   value of investments
   (Note 3)................                 (26,196)  $ (28,702)    (11,939)   $ (17,456)           (3)           0             0
                              --------    ---------   ---------    ---------   ---------    ----------    ---------    ----------
Total investment income
 (loss)....................      4,898      (21,516)    (28,702)    (10,858)     (17,456)       13,787       18,918        27,393
                              --------    ---------   ---------    ---------   ---------    ----------    ---------    ----------
Transfer from predecessor
 trustee (Note 1)..........                                                                                 667,006     1,031,160
                              --------    ---------   ---------    ---------   ---------    ----------    ---------    ----------
Contributions (Note 6):
 By Plan members...........     34,546       34,277      63,637      28,794       27,539        49,264      211,359       178,402
 By the Company............      4,858        4,169       6,439       3,215        3,614         7,322       31,404        24,252
                              --------    ---------   ---------    ---------   ---------    ----------    ---------    ----------
                                39,404       38,446      70,076      32,009       31,153        56,586      242,763       202,654
                              --------    ---------   ---------    ---------   ---------    ----------    ---------    ----------
Transfers into fund from
 associated funds..........     16,270       34,138      34,493       6,599       17,680         9,719      158,072       117,448
                              --------    ---------   ---------    ---------   ---------    ----------    ---------    ----------
Transfers out of fund to
 associated funds..........    (45,810)     (10,567)    (34,850)     (9,163)     (16,367)      (41,768)    (370,472)     (728,337)
                              --------    ---------   ---------    ---------   ---------    ----------    ---------    ----------
Transfer to successor
 trustee (Note 1)..........   (667,006)    (574,793)   (817,048)   (333,146)    (477,881)   (1,031,160)
                              --------    ---------   ---------    ---------   ---------    ----------    ---------    ----------
Withdrawals and forfeitures
 (Note 7)..................    (18,751)     (10,722)    (14,642)     (9,984)     (11,862)      (36,811)      (1,539)       (3,254)
                              --------    ---------   ---------    ---------   ---------    ----------    ---------    ----------
Administrative expenses....                                                                                     (78)          (38)
                              --------    ---------   ---------    ---------   ---------    ----------    ---------    ----------
Net (decrease) increase....   (670,995)    (545,014)   (790,673)   (324,543)    (474,733)   (1,029,647)     714,670       647,026
Net assets available for
 benefits:
   Beginning of year.......    670,995      545,014     790,673     324,543      474,733     1,029,647            0             0
                              --------    ---------   ---------    ---------   ---------    ----------    ---------    ----------
   End of year.............  $       0    $       0   $       0    $      0    $       0    $        0    $ 714,670    $  647,026
                              ========    =========   =========    =========   =========    ==========    =========    ==========

   The accompanying notes are an integral part of these financial statements.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      WITH FUND INFORMATION -- (CONTINUED)
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1994

                                                               FIDELITY                                            FIDELITY
                                                   FIDELITY  DISCIPLINED    FIDELITY     FIDELITY     FIDELITY   INTERNATIONAL
                                                    ASSET       EQUITY       VALUE       MAGELLAN       OTC        GROWTH &
                      1994                         MANAGER       FUND         FUND         FUND       PORTFOLIO     INCOME
- ------------------------------------------------- ----------   ---------   ----------   -----------   --------   -------------
Investment Income:
 Dividend income................................. $   28,243   $  35,465   $   23,748   $    37,594   $  1,982     $  11,213
 Interest income.................................          3           3            1             7          1             1
 Net appreciation (depreciation) in fair value of
   investments (Note 3)..........................    (44,361)     16,147      (14,138)      (25,285)     4,304       (23,052)
                                                  ----------   ---------   ----------   -----------   --------     ---------
Total investment income (loss)...................    (16,115)     51,615        9,611        12,316      6,287       (11,838)
                                                  ----------   ---------   ----------   -----------   --------     ---------
Transfer from predecessor trustee (Note 1).......    477,881     907,939            0       817,048          0             0
                                                  ----------   ---------   ----------   -----------   --------     ---------
Contributions (Note 6):
   By Plan members...............................    372,898     291,428      144,530       647,747     88,258       168,523
   By the Company................................     43,520      35,126       16,521        80,278     11,412        26,138
                                                  ----------   ---------   ----------   -----------   --------     ---------
                                                     416,418     326,554      161,051       728,025     99,670       194,661
                                                  ----------   ---------   ----------   -----------   --------     ---------
Transfer into fund from associated funds.........    399,775     200,045      332,306       625,100    157,114       283,834
                                                  ----------   ---------   ----------   -----------   --------     ---------
Transfer out of fund to associated funds.........   (250,272)   (554,062)     (41,816)     (350,916)   (23,731)      (79,749)
                                                  ----------   ---------   ----------   -----------   --------     ---------
Transfer to successor trustee (Note 1)...........
                                                  ----------   ---------   ----------   -----------   --------     ---------
Withdrawals and forfeitures (Note 7).............     (3,632)     (7,698)     (15,390)      (13,279)    (4,335)       (1,280)
                                                  ----------   ---------   ----------   -----------   --------     ---------
Administrative expenses..........................        (60)        (26)         (15)          (26)        (4)           (4)
                                                  ----------   ---------   ----------   -----------   --------     ---------
Net (decrease) increase..........................  1,023,995     924,367      445,747     1,818,268    235,001       385,624
Net assets available for benefits:
 Beginning of year...............................          0           0            0             0          0             0
                                                  ----------   ---------   ----------   -----------   --------     ---------
 End of year..................................... $1,023,995   $ 924,367   $  445,747   $ 1,818,268   $235,001     $ 385,624
                                                  ==========   =========   ==========   ===========   ========     =========
                                                     RVW
                                                    STOCK      LOAN       COMBINED
                      1994                          POOL      ACCOUNT       TOTAL
- -------------------------------------------------  -------   ---------   -----------
Investment Income:
 Dividend income.................................                        $   171,396
 Interest income.................................            $  14,045        51,670
 Net appreciation (depreciation) in fair value of
   investments (Note 3)..........................                           (171,179)
                                                   $  (498)
                                                   -------   ---------   -----------
Total investment income (loss)...................     (498)     14,045        51,887
                                                   -------   ---------   -----------
Transfer from predecessor trustee (Note 1).......    7,807     176,722     4,085,563
                                                   -------   ---------   -----------
Contributions (Note 6):
   By Plan members...............................                          2,341,202
   By the Company................................                            298,268
                                                   -------   ---------   -----------
                                                         0           0     2,639,470
                                                   -------   ---------   -----------
Transfer into fund from associated funds.........              279,093     2,671,686
                                                   -------   ---------   -----------
Transfer out of fund to associated funds.........     (548)   (113,258)   (2,671,686)
                                                   -------   ---------   -----------
Transfer to successor trustee (Note 1)...........   (7,807)   (176,722)   (4,085,563)
                                                   -------   ---------   -----------
Withdrawals and forfeitures (Note 7).............               (4,785)     (157,964)
                                                   -------   ---------   -----------
Administrative expenses..........................                               (251)
                                                   -------   ---------   -----------
Net (decrease) increase..........................   (1,046)    175,095     2,533,142
Net assets available for benefits:
 Beginning of year...............................    8,163     135,669     3,979,437
                                                   -------   ---------   -----------
 End of year.....................................  $ 7,117   $ 310,764   $ 6,512,579
                                                   =======   =========   ===========


   The accompanying notes are an integral part of these financial statements.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1994

                                                    U.S.                      IDS         IDS                      IDS
                                                 GOVERNMENT       IDS         NEW      BLUE CHIP     ASSET        TRUST
                                                 SECURITIES      STOCK     DIMENSIONS  ADVANTAGE   ALLOCATION    INCOME
                      1993                          FUND         FUND         FUND       FUND         FUND       FUND II
- ------------------------------------------------ -----------   ---------   ----------  ---------   ----------  -----------
Investment Income:
 Interest income................................ $   14,301                                                    $    48,861
 Dividend income................................               $  56,668    $  35,872  $ 21,774     $  27,106
 Net appreciation (depreciation) in fair value
   of investments (Note 3)......................                   3,693       30,436     2,485         1,144          (46)
                                                 ----------    ---------    ---------  --------     ---------  -----------
Total investment income.........................     14,301       60,361       66,308    24,259        28,250       48,815
                                                 ----------    ---------    ---------  --------     ---------  -----------
Contributions (Note 6):
 By Plan members................................    246,128      202,543      367,008   163,934       184,773      347,321
 By the Company.................................     31,861       24,307       36,169    17,423        23,109       49,147
                                                 ----------    ---------    ---------  --------     ---------  -----------
                                                    277,989      226,850      403,177   181,357       207,882      396,468
                                                 ----------    ---------    ---------  --------     ---------  -----------
Transfers into fund from associated funds.......     84,030       72,468      116,162    19,669        26,548       77,355
                                                 ----------    ---------    ---------  --------     ---------  -----------
Transfers out of fund to associated funds.......   (105,122)     (77,857)     (81,132)  (23,363)      (47,659)    (120,055)
                                                 ----------    ---------    ---------  --------     ---------  -----------
Transfer to successor trustee (Note 2).......... (1,335,155)    (379,050)    (427,272) (207,199)     (249,739)  (1,033,310)
                                                 ----------    ---------    ---------  --------     ---------  -----------
Withdrawals and forfeitures (Note 7)............    (12,781)      (5,086)     (10,017)     (474)       (4,574)     (23,100)
                                                 ----------    ---------    ---------  --------     ---------  -----------
Net (decrease) increase......................... (1,076,738)    (102,314)      67,226    (5,751)      (39,292)    (653,827)
Net assets available for benefits:
   Beginning of year............................  1,747,733      647,328      723,447   330,294       514,025    1,683,474
                                                 ----------    ---------    ---------  --------     ---------  -----------
   End of year.................................. $  670,995    $ 545,014    $ 790,673  $324,543     $ 474,733  $ 1,029,647
                                                 ==========    =========    =========  ========     =========  ===========


                                                    RVW
                                                   STOCK       LOAN      COMBINED
                      1993                          POOL     ACCOUNT       TOTAL
- ------------------------------------------------  --------   --------   -----------
Investment Income:
 Interest income................................             $  7,665   $    70,827
 Dividend income................................                            141,420
 Net appreciation (depreciation) in fair value
   of investments (Note 3)......................  $  1,462                   39,174
                                                  --------   --------   -----------
Total investment income.........................     1,462      7,665       251,421
                                                  --------   --------   -----------
Contributions (Note 6):
 By Plan members................................                          1,511,707
 By the Company.................................                            182,016
                                                  --------   --------   -----------
                                                                          1,693,723
                                                  --------   --------   -----------
Transfers into fund from associated funds.......              112,181       508,413
                                                  --------   --------   -----------
Transfers out of fund to associated funds.......    (1,087)   (52,138)     (508,413)
                                                  --------   --------   -----------
Transfer to successor trustee (Note 2)..........   (18,550)  (122,362)   (3,772,637)
                                                  --------   --------   -----------
Withdrawals and forfeitures (Note 7)............      (237)    (4,422)      (60,691)
                                                  --------   --------   -----------
Net (decrease) increase.........................   (18,412)   (59,076)   (1,888,184)
Net assets available for benefits:
   Beginning of year............................    26,575    194,745     5,867,621
                                                  --------   --------   -----------
   End of year..................................  $  8,163   $135,669   $ 3,979,437
                                                  ========   ========   ===========

   The accompanying notes are an integral part of these financial statements.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1994

                                                    U.S.                     IDS          IDS                      IDS
                                                 GOVERNMENT      IDS         NEW       BLUE CHIP     ASSET        TRUST        RVW
                                                 SECURITIES     STOCK     DIMENSIONS   ADVANTAGE   ALLOCATION     INCOME      STOCK
                     1992                           FUND        FUND         FUND        FUND         FUND       FUND II      POOL
- -----------------------------------------------  ----------   ---------   ----------   ---------   ----------   ----------   -------
Investment Income:
 Interest income...............................  $   30,225   $     139                                         $   75,585
 Dividend income...............................                  63,827   $  39,265    $ 14,677     $ 22,263
 Net appreciation (depreciation) in fair value
   of investments (Note 3).....................                 (28,203)     17,463       2,035       11,776                $  (866)
                                                 ----------   ---------   ---------    --------     --------    ----------  -------
Total investment income (loss).................      30,225      35,763      56,728      16,712       34,039        75,585     (866)
                                                 ----------   ---------   ---------    --------     --------    ----------  -------
Contributions (Note 6):
 By Plan members...............................     487,310     324,196     543,613     280,855      260,482       706,647
 By the Company................................      92,243      57,422      91,230      49,328       43,050       134,942
                                                 ----------   ---------   ---------    --------     --------    ----------  -------
                                                    579,553     381,618     634,843     330,183      303,532       841,589
                                                 ----------   ---------   ---------    --------     --------    ----------  -------
Plan to plan transfers in......................     792,467
                                                 ----------   ---------   ---------    --------     --------    ----------  -------
Transfers into fund from associated funds......      68,554      71,744     319,546      25,388       48,985       336,435   35,986
                                                 ----------   ---------   ---------    --------     --------    ----------  -------
Transfers out of fund to associated funds......    (208,772)   (111,605)   (275,152)    (34,483)     (74,548)     (365,300)  (7,923)
                                                 ----------   ---------   ---------    --------     --------    ----------  -------
Withdrawals and forfeitures (Note 7)...........     (39,640)    (14,025)    (12,518)     (7,506)      (5,282)      (45,836)    (622)
                                                 ----------   ---------   ---------    --------     --------    ----------  -------
Net increase...................................   1,222,387     363,495     723,447     330,294      306,726       842,473   26,575
Net assets available for benefits:
   Beginning of year...........................     525,346     283,833                              207,299       841,001
                                                 ----------   ---------   ---------    --------     --------    ----------  -------
   End of year.................................  $1,747,733   $ 647,328   $ 723,447    $330,294     $514,025    $1,683,474  $26,575
                                                 ==========   =========   =========    ========     ========    ==========  =======


                                                   LOAN      COMBINED
                     1992                        ACCOUNT       TOTAL
- -----------------------------------------------  --------   -----------
Investment Income:
 Interest income...............................  $  5,364   $   111,313
 Dividend income...............................                 140,032
 Net appreciation (depreciation) in fair value
   of investments (Note 3).....................                   2,205
                                                 --------   -----------
Total investment income (loss).................     5,364       253,550
                                                 --------   -----------
Contributions (Note 6):
 By Plan members...............................               2,603,103
 By the Company................................                 468,215
                                                 --------   -----------
                                                              3,071,318
                                                 --------   -----------
Plan to plan transfers in......................                 792,467
                                                 --------   -----------
Transfers into fund from associated funds......   224,869     1,131,507
                                                 --------   -----------
Transfers out of fund to associated funds......   (53,724)   (1,131,507)
                                                 --------   -----------
Withdrawals and forfeitures (Note 7)...........                (125,429)
                                                 --------   -----------
Net increase...................................   176,509     3,991,906
Net assets available for benefits:
   Beginning of year...........................    18,236     1,875,715
                                                 --------   -----------
   End of year.................................  $194,745   $ 5,867,621
                                                 ========   ===========

   The accompanying notes are an integral part of these financial statements.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS

1.  PLAN DESCRIPTION:

     The Schuller International Hourly Employees Thrift Plan (the "Plan"), formerly the Manville Hourly Employees Thrift Plan, provides eligible union hourly employees a convenient means for regular and systematic savings with several investment options. The Plan was offered as part of collective bargaining agreements between unions and Schuller International, (the "Company"). Plan participants have the option of directing the investment of their contributions and related Company contributions into any one or a combination of separate funds. From 1992 through March 31, 1994, IDS Trust, the trustee of the Plan's assets, administered, managed and reported the Plan's investment transactions. Beginning April 1, 1994, these responsibilities were transferred to Fidelity Institutional Retirement Services Company ("Fidelity"). The Plan now offers the following new funds as investment options: the Retirement Government Money Market Portfolio, Managed Income Portfolio II, Asset Manager, Disciplined Equity Fund, Value Fund, Magellan Fund, OTC Portfolio and the International Growth & Income Fund. Participants elected from these new funds where their existing account balances were transferred and how future contributions will be directed. Activity, such as loans, withdrawals, and fund transfers, was suspended for the existing funds from March 28, 1994 through May 1994. Plan participants with accounts having market values totalling $4,085,563 were transferred into the Fidelity funds. The transfer of existing account balances into the Fidelity funds was completed on April 4, 1994. Summarized information regarding eligibility, vesting, contributions and benefits is provided in the Summary Plan Document.

     In June 1992, Riverwood International Corporation ("Riverwood") a subsidiary of the Company, completed an initial public offering of 12.1 million shares of common stock. In connection with this offering, units in a stock pool ("RVW Stock Pool") containing shares of this stock became available as a Plan investment option. This pool was initially comprised of approximately 90% stock and 10% cash, although this allocation could vary in the future. Plan participants could allocate up to 25% of their Plan account balances to investment in this pool. Additional purchase of Riverwood stock is not being offered by the Plan at this time. Investment in the Riverwood stock pool is being held in the RVW Stock Pool.

     The loan account holds loans made to eligible participants out of their vested account balances. Principal and interest payments are reinvested in the participant's investment funds (with the exception of the RVW Stock Pool) in accordance with the participant's investment election in effect at the time the payments are made.

     At December 31, 1994, there were a total of 1,250 employees participating in the Plan. They participated in one or more of the funds as follows: 333 in the Retirement Government Money Market Portfolio, 342 in the Managed Income Portfolio II, 596 in the Asset Manager, 548 in the Disciplined Equity Fund, 326 in the Value Fund, 853 in the Magellan Fund, 231 in the OTC Portfolio, 372 in the International Growth & Income Fund, and 14 in the RVW Stock Pool. Additionally, 197 participants had loans outstanding through the loan account at December 31, 1994.

2.  TRANSFER TO SUCCESSOR TRUSTEE:

     On January 5, 1993, 736 Plan participants with accounts having market values totalling $3,752,424 were transferred into the newly created (effective on January 1, 1993) Riverwood International Corporation Hourly Employees Thrift Plan. Also included are the accounts of participants who transferred to Riverwood during 1993.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Investments in the Fidelity funds are stated at current values based upon the following:

    Retirement Government Money
      Market Portfolio..........  original cost plus accrued interest.

    Managed Income
      Portfolio II..............  contract value (original cost plus accrued interest and contributions less withdrawals.)

    Asset ManagerTM.............  quotations obtained directly from mutual fund company.

    Disciplined Equity Fund.....  quotations obtained directly from mutual fund company.

    Value Fund..................  quotations obtained directly from mutual fund company.

    Magellan(R) Fund............  quotations obtained directly from mutual fund company.

    OTC Portfolio...............  quotations obtained directly from mutual fund company.

    International Growth &
      Income Fund...............  quotations obtained directly from mutual fund company.

    RVW Stock Pool..............  stock quotations obtained from New York Stock Exchange.

     Transactions in the various funds are accounted for using the trade date. Realized gains or losses from such transactions are determined on the basis of average cost. Accrued income receivable on investments consists of dividends receivable based on the ex-dividend date and interest income receivable at December 31, 1994 and 1993.

     Cash totalling $244 is included in cash and accrued income receivable at December 31, 1993.

     The Plan is exposed to credit risk in the event of nonperformance by the counterparties to financial instruments but has no off-balance-sheet credit risk of accounting loss. The Plan anticipates, however, that counterparties will be able to fully satisfy their obligations under the contract. The Plan does not require collateral or other security to support investments with credit risk.

     The Plan presents in the statements of changes in net assets available for benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, including derivatives. See Note 5.

     Certain prior year information has been reclassified to conform with the current presentation format.

4.  INVESTMENTS:

     The number of units and market value per unit at December 31, were as follows:

                                                                       1994         1993
                                                                     --------     --------
    U.S. GOVERNMENT SECURITIES FUND
      Units........................................................                641,575
      Market value per unit........................................               $   1.00
    IDS STOCK FUND
      Units........................................................                 26,381
      Market value per unit........................................               $  19.72
    IDS NEW DIMENSIONS FUND
      Units........................................................                 52,024
      Market value per unit........................................               $  14.34

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

4.  INVESTMENTS, CONTINUED:

                                                                       1994         1993
                                                                     --------     --------
    IDS BLUE CHIP ADVANTAGE FUND
      Units........................................................                 47,790
      Market value per unit........................................               $   6.37
    ASSET ALLOCATION FUND
      Units........................................................                 29,862
      Market value per unit........................................               $  15.17
    IDS TRUST INCOME FUND II
      Units........................................................                 71,791
      Market value per unit........................................               $  13.78
    RVW STOCK POOL
      Units........................................................       635          680
      Market value per unit........................................  $  11.21     $  11.91
    LOAN ACCOUNT
      Remaining principal balance, at cost (approximates market)...  $322,726     $141,651
    FIDELITY RETIREMENT GOVERNMENT MONEY MARKET*
      Units........................................................   694,450
      Market value per unit........................................  $   1.00
    FIDELITY MANAGED INCOME PORTFOLIO II*
      Units........................................................   630,064
      Market value per unit........................................  $   1.00
    FIDELITY DISCIPLINED EQUITY FUND*
      Units........................................................    50,089
      Market value per unit........................................  $  17.94
    FIDELITY ASSET MANAGER*
      Units........................................................    71,617
      Market value per unit........................................  $  13.83
    FIDELITY VALUE FUND*
      Units........................................................    10,575
      Market value per unit........................................  $  40.81
    FIDELITY MAGELLAN FUND*
      Units........................................................    26,356
      Market value per unit........................................  $  66.80
    FIDELITY OTC PORTFOLIO
      Units........................................................     9,763
      Market value per unit........................................  $  23.27
    FIDELITY INTERNATIONAL GROWTH & INCOME FUND*
      Units........................................................    22,393
      Market value per unit........................................  $  16.53

- ---------------
* Represents at least 5% of net assets available for benefits at December 31, 1994.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

5.  DERIVATIVE FINANCIAL INSTRUMENTS:

     At December 31, 1994, the Plan has only limited involvement with derivative financial instruments and does not use them for trading purposes.

     The fair value of derivatives is estimated as the amounts the Plan would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses on open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

     Investments in the Fidelity funds consist of various derivative financial instruments such as futures, forward, swap or option contracts. At December 31, 1994, derivative transactions in these funds include domestic and international equity futures, structured notes and foreign exchange forward contracts.

     The objective of the funds' investments ("long positions") in domestic equity futures is to remain fully invested as well as to maintain liquidity. The funds' short positions in domestic equity futures represent the sale of financial instruments which function as hedges against declines in equity prices. Futures contracts are settled on a daily basis using funds set aside in separate accounts.

     Structured notes are created with terms that are linked to underlying markets or changes in economic conditions. The structured notes are utilized because they allow the funds to invest in certain investments that are otherwise unavailable.

     Foreign exchange forward contracts are entered into to manage foreign currency exchange exposures and to hedge the funds' investments against currency fluctuations.

     An immaterial portion of the total assets of the Asset Manager Fund, the Disciplined Equity Fund and the Value Fund, has been invested in derivative financial instruments. The International Growth & Income Fund, however, has approximately 40 percent of its total assets invested in derivatives, of which approximately 90 percent of those derivative instruments represent foreign exchange forward contracts. Because the International Growth & Income Fund invests primarily in international markets, it is reasonable to conclude that its foreign currency exposure is normally higher than for most domestic funds.

6.  CONTRIBUTIONS, ELIGIBILITY AND VESTING:

     Pre-tax Contributions -- From January 1, 1994 -- March 31, 1994, an eligible employee could contribute to the Plan through a reduction in wages on a pre-tax basis (a "401(k)" Plan), depending on each participating location's collective bargaining agreements, from 1% to 6% of wages (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions).

     As of April 1, 1994, the Plan provided for two pre-tax contribution formulas, to be included in each participating location's collective bargaining agreement:

          Eligible employees at participating locations could continue to contribute to the Plan, through a reduction in wages on a pre-tax basis, from 1% to 6% of wages (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions).

     OR

          Eligible employees at participating locations could contribute to the Plan, through a reduction in wages on a pre-tax basis, from 1% to 9% (8% for highly compensated employees) of wages (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions).

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

6.  CONTRIBUTIONS, ELIGIBILITY AND VESTING, CONTINUED:
     After-tax Contributions -- From January 1, 1994 -- March 31, 1994 employees could elect to contribute 1% to 10% (in increments of 1%) of wages on an after-tax basis regardless of the percentage of pre-tax contributions.

     As of April 1, 1994, the Plan provided for two after tax contribution formulas to be included in each participating location's collective bargaining agreement:

          If the agreement set forth the 1% -- 6% pre-tax contribution, eligible employees could continue to contribute to the Plan on an after-tax basis, from 1% to 10% of wages, regardless of whether or not the employee elected to make pre-tax contributions.

     OR

          If the agreement set for the 1% -- 9% (8% for highly compensated employees) pre-tax contribution, eligible employees could contribute to the Plan, on an after-tax basis, from 1% to 7% of wages, regardless of whether or not the employee elected to make pre-tax contributions.

     Company Contributions -- The Company contribution is based upon fixed matches of the first 6% of pre-tax contributions, also pursuant to collective bargaining agreements. Voluntary after-tax contributions and rollover contributions are not matched by the Company. The Company's annual contribution made on behalf of any employee is subject to certain maximums as specified in the Plan and regulated by the Internal Revenue Service.

     Eligibility -- Full-time union hourly employees may become participants of the Plan upon completing one year of service or immediately upon reemployment if previously an eligible employee. If the employee is not a regular full-time employee, such employee becomes eligible to participate after completing at least 1,000 hours and one year of service.

     Vesting -- Employee contributions and earnings thereon vest to the participant immediately. Company contributions and the earnings thereon vest to the participant with the earlier of five years service or three years participation in the Plan.

7.  WITHDRAWALS AND FORFEITURES AND LOANS

     Rollover contributions which have been in the Plan at least 24 months and all vested amounts (except those relating to participant pre-tax contributions and earnings thereon) may be withdrawn by the participant at any time. Employee pre-tax contributions and earnings thereon may not be withdrawn until the participant attains age 59 1/2 or furnishes satisfactory proof of financial hardship.

     If a participant's employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions and earnings.

     Forfeitures serve to reduce future contributions of the Company. A participant who is terminated and subsequently rehired by the Company within five years has the option of repaying to the Plan, within two years of the reemployment date, cash in one lump sum equal to the full amount received from the Plan at termination. If such repayment is made, the Company will restore to the participant's account the amounts previously forfeited.

     A participant who retires or becomes disabled can elect to defer the distribution of funds credited to the participant in the Plan until April of the year following the year in which the participant attains age 70 1/2 or, in the event of death, the beneficiary can elect to defer distribution for a period of 60 months from date of death.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

7.  WITHDRAWALS AND FORFEITURES AND LOANS, CONTINUED:
     Subsequent to withdrawal, Company contributions are suspended for the greater of three months or the time period during which the employee does not make contributions. Hardship withdrawals are subject to one year suspension of both employee contributions. Suspension does not occur if the withdrawal is limited to after-tax contributions and the related earnings thereon.

     The Plan's loan provisions allow a participant to borrow up to specified limits of the value of their vested account balances; however, in no event within the previous 12 month period can the participant's aggregate loan balance exceed $50,000. All loans are collateralized by the participant's account balances and bear interest at one percent over the prime rate.

8.  TAX STATUS:

     The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore considered to be exempt from federal income tax under provisions of Section 501(a). An application was filed with the Internal Revenue Service on December 28, 1992 for a determination as to whether the Plan meets the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, with respect to the Plan's amendments and restatements resulting from the Plan's transfers to Riverwood's trustee (see
Note 2). On August 24, 1993, the Company received a favorable tax qualification determination letter, retroactive to January 1, 1989, from the Internal Revenue Service. Participants in the Plan will not be taxed on pre-tax contributions, rollover contributions, Company contributions to the Plan on their behalf or on earnings credited to their accounts until such contributions and earnings are distributed or otherwise made available to them.

9.  TERMINATION OF THE PLAN:

     It is the intent of the Company to continue the Plan; however, in the event that the Plan is terminated by the Company, accounts would automatically be fully vested. The assets of the Plan would be distributed to the participants based on their account balances. In addition, any previously forfeited amounts which had not been applied to reduce Company contributions would be credited ratably to the accounts of the participants remaining in the Plan at the time of such termination.

10.  ADMINISTRATIVE EXPENSES PAID BY COMPANY:

     The Company paid approximately $33,000, $22,000, and $26,000 in 1994, 1993, and 1992, respectively, of administrative expenses to the Plan's trustee on behalf of the Plan, which are not included in the financial statements.